UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42544

PN Smart Energy Limited

Room 303, Block B, No. 188 Jinghua Road, Yinzhou District

Ningbo City, Zhejiang Province, China 315048

+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

PN Smart Energy Limited Announces Pricing of $5.0 Million Registered Direct Offering

NINGBO, China, August 07, 2026 (GLOBE NEWSWIRE) – PN Smart Energy Limited (NASDAQ: PN) (the “Company”), a global independent power producer (IPP) focused on the development of clean power stations, critical energy materials, and intelligent energy infrastructure, today announced that it has entered into a securities purchase agreement with an institutional investor for the sale of up to 1,428,572 Class A ordinary shares (par value $0.002 per share) (the “Ordinary Shares”) and pre-funded warrants in a registered direct offering of its securities at a purchase price of $3.50 per Ordinary Share (or $3.498 per pre-funded warrant, representing the $3.50 per share purchase price less a $0.002 per share exercise price) (together, the “Securities”). The gross proceeds from the offering are expected to be $5.0 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from the offering for general working capital purposes. The closing of the offering is expected to occur on or about August 10, 2026, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent for the offering.

The Securities are being offered pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-295378) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on April 30, 2026, under the Securities Act of 1933, as amended (the “Securities Act”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	PN Smart Energy Limited Announces Pricing of $5.0 Million Registered Direct Offering

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PN Smart Energy Limited

Date: August 7, 2026	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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